Exhibit 99.1

NEWS RELEASE
Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

NEWSLETTER FOR APRIL

May 5, 2006

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (AMEX:KBX, TSX:KBR)

Resource Estimates

The main event in April was the release of Resource Estimate “M” which added 17% to total resources on the Carmen. Details, contained in the news release of April 20, include an increase in gold grade of 9.6% for Measured & Indicated and more than this for Inferred. Silver grades are marginally lower as drilling moves away from the main silver zones. As already announced, the factor we use for calculating the gold equivalent of silver has been revised to 75 to better reflect the prices of the two metals as well as our expectations of recoveries for each metal. The combination of the new estimate and the new conversion factor has increased total Measured and Indicated resources on the Carmen, Veta Minitas and Carotare deposits to 1.397 million gold-equivalent ounces in the Measured & Indicated categories with a further 0.605 million gold-equivalent ounces in the Inferred category. (These numbers have been slightly increased since the news release of April 20 following refinements to the resource estimate which will be documented in the technical report to be filed this month.)

The increase in resources represented by Estimate “M” has not yet had the expected effect on the share price, probably because the news was released on a day (April 20) when the price of gold dropped by $30 and silver by $2.00 in the space of two hours. We expect that market recognition for this increase in resources will appear in due course. In the meantime, with C$17 million in hand, we are well funded to continue work on the Carmen and neighbouring deposits.

Drilling

With the second RC drill repaired from the small fire, we are now operating two reverse circulation drills and one core rig. Drill holes for blasting are now being put in at Carotare, El Orito Norte and to a lesser extent at Carmen. Road and pad building will follow later in this drill period and during the next drill period in preparation for drilling in new areas of the deposits and exploration target.

Advancing the Carmen deposit

Why does proving up a mine take such a long time? A long-term shareholder told us that, while he understood the process and the time it takes, he thought that others might appreciate commentary in a newsletter. It does indeed take time. In stark contrast to the oil industry, which knows very soon after a well is sunk, whether it will produce and, if so, how productive it will be, the time between a promising drill hole and a mining operation is years, not months.

In the 1970s the major oil companies, attracted to the mining industry at a time of high metal prices, set up mineral exploration departments and spent a lot of money. It didn’t last. They found many aspects of the mineral industry unfamiliar, in particular the multiple years between identification of a mineral deposit and a mining operation.

Mineral deposits take many drill holes and a lot of metallurgical and other studies to prove up. While a bed of coal or potash may extend for miles with minimal change, epithermal gold and silver deposits are at the other end of the spectrum. The types of mineralization within them can vary within very short distances and the shape and continuity of a mineralized zone is rarely defined by just a few holes. Moreover, the continuity of grade from a sample point is usually different for each direction. The net result of such variability is that a lot of drilling and testing is required.

In the case of the Carmen and similar deposits the mineralized body consists of several near-vertical tabular bodies. Each has to be penetrated at points 25 metres apart horizontally and vertically. In some locations a closer interval is required. Because the gold and silver mineralization are controlled, not only by these near-vertical structures, but also by other structures, holes need to be drilled in different directions. It took about 200 holes into the Carmen deposit before the controls were well understood.

Each hole has to be surveyed with a down-hole gyroscopic device to determine where it actually went. Even steel cylinders five inches in diameter bend. On the basis of the down-hole surveys the holes are plotted on section and plan and the location and shapes of mineralized rock defined in three dimensions.

While this is happening, metallurgical testing continues on samples taken from core holes. Not only do gold and silver respond differently to recovery processes, but the recovery percentages of each can vary according to such other variables as grade, location in the deposit or the orientation of the controlling structure. Accordingly, metallurgical samples have to be collected at different locations in the deposit. Each has to be processed to determine the optimum recovery method.  Samples from core holes are also used to determine the strength and other mechanical properties of both the ore and adjacent rocks.

All of which is directed at resource estimates which can be relied upon if completed properly and diligently. It is better to take a little longer and get it right, than make haste and get the numbers wrong.

Conferences

Kimber and its subsidiary, Minera Monterde, were represented at the Chihuahua Mining Conference. This well-attended conference featured speakers from many of the companies involved in advancing precious metal deposits of the northern Sierra Madre toward production. Representatives of the Company will attend the New York Gold show in mid May before meeting with fund managers and investors in Europe later in the month.

Robert Longe P.Eng

President and CEO

About Kimber

Kimber Resources Inc., which holds a 100% interest in the Monterde property in the Sierra Madre of northern Mexico, is advancing the Carmen gold-silver deposit towards production. The Carmen deposit, an underground mine in the 1930’s, is a typical low sulphidation epithermal system, oxidized, and believed to be suitable for open pit mining.  Two adjacent epithermal systems first identified in 2005, the Carotare deposit and El Orito Norte exploration target appear to be similar to the Carmen. The goal of the company is to demonstrate at least three million resource ounces from the two deposits and exploration target identified.  For further information on the company, visit SEDAR or the company website at www.kimberresources.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Darren Klinck

Director, Investor Relations

or

Robert Longe P.Eng

President and CEO

North America Toll Free: 1-866-824-1100

Tel: (604) 669-2251

Fax: (604) 669-8577

Website: http://www.kimberresources.com

Email: news@kimberresources.com

Cautionary Statement

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements.  Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.